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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  FORM 8-A/A
                                AMENDMENT NO. 3
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             QUANTA SERVICES, INC.
            (Exact Name of Registrant as Specified in its Charter)

                     Delaware                  74-2851603
              (State of Incorporation         (IRS Employer
                 or Organization)        Identification Number)

             1360 Post Oak Boulevard,
                    Suite 2100
                  Houston, Texas                  77056
               (Address of Principal
                Executive Offices)             (Zip Code)

 If this form relates to the registration of a class of securities pursuant to
    Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

 If this form relates to the registration of a class of securities pursuant to
    Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [_]

 Securities Act registration statement file number to which this form relates:
                                      N/A

       Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of Each Exchange on
             Title of Each Class to be  Which Each Class is to be
                   so Registered               Registered
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                Rights to Purchase       New York Stock Exchange
                      Series D
               Junior Participating
                   Preferred Stock

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                             (Title of Each Class)

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Item 1.  Description of Securities to be Registered

   On March 8, 2000, the Board of Directors of our Company, Quanta Services, Inc., a Delaware corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.00001 per share (the "Common Stock"), of Quanta and Series A Convertible Preferred Stock, par value $0.00001 per share (the "Series A Preferred Stock"), of Quanta (on an as converted basis). The dividend was payable at the close of business on March 27, 2000 (the "Record Date") to the stockholders of record as of such time and is payable on every share of Common Stock and Series A Preferred Stock becoming outstanding between the Record Date and the earlier of the Distribution Date (as defined below), the Redemption Date (as defined below) and the Final Expiration Date (as defined below). On October 15, 2002, the Board of Directors of our Company authorized an amendment and restatement of the Rights Agreement, dated March 8, 2000, by and between Quanta and American Stock Transfer & Trust Company, as rights agent, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto. Following such Board action, we entered into the Amended and Restated Rights Agreement on October 24, 2002. The Rights issued are subject to the terms of an Amended and Restated Rights Agreement dated as of October 24, 2002, between Quanta and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"). Our Board adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics.

   For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from us.

   The Rights. Our Board authorized the issuance of one Right for each share of our Common Stock and Series A Preferred Stock (on an as converted basis) outstanding on March 27, 2000. The Rights are also payable on every share of Common Stock and Series A Preferred Stock becoming outstanding between the Record Date and the earlier of the Distribution Date, the Redemption Date and the Final Expiration Date. The Rights trade with, and are inseparable from, the Common Stock and Series A Preferred Stock. The Rights are currently evidenced only by the certificates that represent shares of Common Stock and Series A Preferred Stock, together, in the case of Rights issued as of March 27, 2000, with a written Summary of Rights. The Rights accompany shares of Common Stock and Series A Preferred Stock outstanding as of March 27, 2000 and will accompany any new shares of Common Stock and Series A Preferred Stock issued after March 27, 2000 until the earlier of the Distribution Date, Final Expiration Date and Redemption Date.

   Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of series D junior participating preferred stock, par value $0.00001 per share (the "Series D Preferred Stock"), for $153.33, once the Rights become exercisable. The exercise price is subject to further adjustments as set forth in the Rights Agreement. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

   Exercisability.  The Rights will not be exercisable until the earlier of:

      (i) 10 days after the public announcement by us or an "Acquiring Person" that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of capital stock representing 15% or more of the voting power of our Common Stock (assuming conversion of all of our outstanding equity securities (not including options, warrants and other similar rights) including shares of preferred stock, except the Series E Preferred Stock, par value $0.0001 per share (the "Series E Preferred Stock"), that are convertible into shares of Common Stock ("Conversion"), provided that in reference to First Reserve (as defined below), Conversion shall include conversion of all options, warrants and other similar rights and Series E Preferred Stock owned by First Reserve or any transferee), or

      (ii) 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group commences, a tender or exchange offer which, if completed,

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   would result in that person or group becoming an Acquiring Person (including any such date after October 24, 2002 and prior to the issuance of the Rights).

   Notwithstanding clause (ii) above, in the case of a tender or exchange offer made by Aquila, Inc. ("Aquila") that is approved by the Independent Committee of our Board pursuant to which Aquila would beneficially own a majority of the voting power of the Common Stock and Series A Preferred Stock (as converted), then such date shall be ten business days after the affirmative determination by the Independent Committee that it is not approving the consummation of such tender or exchange offer.

   The following are not deemed to be "Acquiring Persons":

      (i) us, any of our subsidiaries, any employee benefit plan of ours or our subsidiaries or any entity holding capital stock for such plans;

      (ii) Aquila unless and until Aquila acquires beneficial ownership of capital stock representing 37.71% or more of the voting power of the Common Stock then outstanding (assuming Conversion);

      (iii) any transferee from Aquila, in a transaction or series of transactions, of capital stock representing 15% or more of the voting power of the Common Stock then outstanding (assuming Conversion) if such transferee provides us an agreement acceptable to the Independent Committee of our Board pursuant to which such transferee agrees to be bound by the terms of the Settlement Agreement and Aquila Investor's Rights Agreement (as defined in the Rights Agreement) applicable to Aquila unless and until such transferee shall acquire additional capital stock other than from Aquila, provided that such transferees will be deemed "Acquiring Persons" if they beneficially owned capital stock representing more than 5% of the voting power of the Common Stock then outstanding (assuming Conversion) prior to such transfer and who, as a result of the transfer, obtain beneficial ownership of capital stock representing 37.71% of the voting power of the Common Stock then outstanding (assuming Conversion);

      (iv) First Reserve Fund IX, L.P. ("First Reserve") unless and until First Reserve acquires beneficial ownership of capital stock representing 37.00% or more of the voting power of the Common Stock then outstanding (assuming Conversion); and

      (v) any transferee from First Reserve, in a transaction or series of transactions, of capital stock representing 15% or more of the voting power of the Common Stock then outstanding (assuming Conversion) if such transferee assumes in writing the obligations of First Reserve under the First Reserve Investor's Rights Agreement (as defined in the Rights Agreement) unless and until such transferee shall acquire additional capital stock other than from First Reserve, provided that such transferees will be deemed "Acquiring Persons" if they beneficially owned capital stock representing more than 5% of the voting power of the Common Stock then outstanding (assuming Conversion) prior to such transfer and who, as a result of the transfer, obtain beneficial ownership of capital stock representing 37.00% or more of the voting power of the Common Stock then outstanding (assuming Conversion).

   In addition, no person shall become an "Acquiring Person" as a result of the purchase by us of any outstanding capital stock which would increase the amount of capital stock beneficially owned by such person to an amount representing 15% (or, in the case of Aquila, 37.71%, or, in the case of First Reserve, 37.00%) or more of the voting power of the Common Stock then outstanding (assuming Conversion), provided that if after such time the person acquired beneficial ownership or additional capital stock, then such person shall be deemed an "Acquiring Person."

   Under no circumstances shall the acquisition of Common Stock by Aquila or First Reserve pursuant to their respective preemptive rights to acquire Common Stock cause either of them to be an "Acquiring Person."

   We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the certificates evidencing shares of Common Stock and Series A Preferred Stock will also evidence the Rights, and any transfer of shares of Common Stock or Series A Preferred Stock will constitute a transfer of Rights. After the

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close of business on that date, the Rights will separate from the Common Stock and Series A Preferred Stock and be evidenced by Rights certificates that we will mail to all eligible holders of Common Stock and Series A Preferred Stock.

   The Rights may only be exercised after the Distribution Date and prior to the earliest of the time at which the Rights are redeemed, the time at which the Rights are exchanged or March 8, 2010.

Consequences of a Person or Group Becoming an Acquiring Person.

  . If any person becomes an Acquiring Person (a "Flip-In Event"), all holders of Rights (except the Acquiring Person and its affiliates, associates and certain of its transferees) will have the right to receive, upon exercise of the Right at a price equal to $153.33 multiplied by the number of one-thousands of a share of Series D Preferred Stock for which the Right is exercisable, in lieu of Series D Preferred Stock, such number of shares of Common Stock equal to number obtained by (i) multiplying $153.33 by the number of one one-thousandths of a share of Series D Preferred Stock for which the Right is exercisable and dividing that product by (ii) 50% of the then current market price of a share of Common Stock on the date the person became an Acquiring Person. From and after the occurrence of a Flip-Over Event (as defined below), any Rights no exercised pursuant to a Flip-In Event will thereafter only be exercisable pursuant to a Flip-Over Event.

  . If after a person or group becomes an Acquiring Person we shall consolidate or merge with and into another entity or another entity shall consolidate or merge with and into us or we sell 50% or more of our consolidated assets or earning power (a "Flip-Over Event"), then all holders of Rights, except the Acquiring Person, will have the right to receive, upon exercise of the Right at a price equal to $153.33 multiplied by the number of one one-thousandths of a share of Series D Preferred Stock for which the Right is exercisable, in lieu of Series D Preferred Stock, such number of shares of common stock of the entity with whom we engaged in such transaction equal to the number obtained by (i) multiplying $153.33 by the number of one one-thousandths of a share of Series D Preferred Stock for which the Right is exercisable and dividing that product by (ii) 50% of the current market price of a share of common stock of the entity with whom we engaged in such transaction on the date the consummation of the merger, consolidation or sale.

   Series D Junior Convertible Preferred Stock Provisions. Each share of Series D Preferred Stock, if issued:

  .   will not be redeemable or convertible;

  . will entitle holders to cumulative dividends equal to the greater of $10 or, subject to adjustment, 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in Common Stock or a subdivision of Common Stock) declared on the Common Stock for any quarterly period;

  . will entitle holders, upon liquidation, to receive $1,000 per share plus accrued and unpaid dividends, whether or not declared, provided that the holders of the Series D Preferred Stock shall be entitled to receive an aggregate amount per share, subject to adjustment, equal to 1,000 times the aggregate amount distributed per share to holders of Common Stock;

  . if shares of our Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment, subject to adjustment, of 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind) for or into which shares of Common Stock were exchanged; and

  . will have the following voting rights: (i) subject to adjustment, each share of Series D Preferred Stock shall entitle the holder to 1,000 votes on all matters submitted to stockholders and (ii) the holders of Series D Preferred Stock shall vote together, as a single class, with the holders of the Common Stock

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      and all other capital stock (subject to the terms of any other certificates of designation for other series of preferred stock).

   Expiration. The Rights will expire on March 8, 2010 (the "Final Expiration Date").

   Redemption. Our Board may redeem the Rights for $.01 per Right (subject to adjustment for stock splits, stock dividends and similar transactions) at any time before a Flip-In Event. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The date, if any, on which our Board redeems the Rights is the "Redemption Date". The redemption price may be paid, at our option, in cash, shares of Common Stock or other forms of consideration as our Board determines.

   Exchange. After a Flip-In Event, but before any person owns 50% or more of our outstanding Common Stock (assuming Conversion), our Board may extinguish the Rights by exchanging one share of Common Stock for any or all Rights, other than Rights held by the Acquiring Person.

   Anti-Dilution Provisions. The exercise ratio with respect to the Common Stock, the number of shares of Series D Preferred Stock issuable and the number of outstanding Rights are subject to adjustment to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Stock. No adjustments to the exercise price of less than 1% will be made.

   Amendments. For so long as the Rights are then redeemable, we may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not (a) adversely affect the interests of holders of the Rights (other than an Acquiring Person or its associates or affiliates), (b) cause the Rights Agreement to again become amendable otherwise than pursuant to its current terms of amendment or (c) cause the Rights to again become redeemable.

   The Rights Agreement is filed as an exhibit to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits

1. Amended and Restated Rights Agreement dated as of October 24, 2002 between Quanta Services, Inc., a Delaware corporation, and American Stock Transfer & Trust Company, as rights agent.

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                                   SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 25, 2002        QUANTA SERVICES, INC.

                               By:          /s/  DANA A. GORDON
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                                   Name: Dana A. Gordon
                                   Title: Vice President--General Counsel

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